Mail Stop 6010   September 11, 2008

Thomas Striepe
Chief Executive Officer
Sangui Biotech International, Inc.
Alfred Herrhausen Street 44
Witten, Germany 58455

> **Re: Sangui Biotech International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 5, 2008**
> **File No. 0-29233**

Dear Mr. Striepe:

This is to advise you that we have limited our review of the above proxy statement to the issues identified below. We will make no further review of this filing.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note that you intend to include a copy of your annual report for the year ended June 30, 2007. Rule 14a-3(b) of the proxy rules requires that each proxy statement be accompanied or preceded by an annual report containing financial information as of the two and for the three "most recent fiscal years." The Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (March 1999 Supplement), No 1S. further provides that the "most recent fiscal years referenced in Rule 14a-3(b)(1) are the most recent completed fiscal years as of the date of a company's annual meeting, not as of the date a company mails proxy materials for its annual meeting. For example, a company with a December 31 fiscal year end, holding an annual meeting in early February 1999, must include audited balance sheets as of the end of each of 1998 and 1997 in the annual report that accompanied or preceded the annual meeting proxy statement." While we note you filed your Form 10-K for the fiscal year ended June 30, 2007, it does not appear you have filed your Form 10-K for the fiscal year ended June 30,

2008. Therefore, it does not appear that you will furnish the requisite financial information to shareholders and as such, you may not solicit proxies using a proxy statement. Please advise us of when you intend to file your Form 10-K for the fiscal year ended June 30, 2008 as well as when you intend to hold your annual meeting.

<u>Proposal 3</u>

2. We note your disclose on page 13 regarding the possible uses of the additional authorized shares. Please revise your disclosure to disclose whether you currently have, or do not have, any plans to issue any of the shares that would be newly authorized as a result of the approval of your Amended and Restated Articles to increase the number of authorized shares by 260 million shares.

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As appropriate, please revise your proxy statement in response to these comments. You may wish to provide us with marked copies of the revised document to expedite our review. Please furnish a response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jennifer Riegel at (202) 551-3575 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director